SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Gunnar Båtelsson, +46 26 26 10 20

Our date

2004-12-07

Your date

Our reference

Your reference

Commission File No. 82-1463

04046819

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Hard Materials acquires Technical Tooling, dated 6 December 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

12/21

SEC-brev 041207.doc

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik Hard Materials acquires Technical Tooling

Sandvik has signed an agreement to acquire Technical Tooling, Inc (TTI) from the US industrial corporation Federal Signal, which is listed on the New York Stock Exchange.

With solid profitability and annual sales of USD 7 M, TTI is the market leader in precision tooling for beverage can manufacturing in the United States. The company is based in Minneapolis and its customers are large global food packaging groups.

TTI will be integrated with Sandvik Hard Materials, a product area within the Sandvik Tooling business area.

"Already the market leader for can tools in Europe, Sandvik will now become the leading company worldwide for these applications," says Tom Erixon, President of Sandvik Hard Materials. "At the same time, service to the global customer base will be greatly enhanced, with strong production and application capabilities, both in Europe and in the US."

The intention is to change the TTI brand to Sandvik Hard Materials to facilitate a common global approach to the customer offering. In addition, TTI will serve as an expansion base in NAFTA for Sandvik Hard Materials' other precision ground tools, such as rotary cutters.

Sandviken, 6 December 2004

Sandvik AB; (publ)

For additional information, please contact Tom Erixon, President of product area Sandvik Hard Materials, +46 8 7266301.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 37,000 employees in 130 countries, with annual sales of approximately SEK 50,000 M.

Sandvik Hard Materials is a product area whitin the Sandvik Tooling Business Area.It manufactures a wide variety of products in cemented carbide, ranging from advanced industrial tools and customer-specific components for the engineering industry, to high-volume blanks for tools and hot rolls for the steel industry.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43